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                                                                 SEC FILE NUMBER
                                                                    000-25142

                                                                  CUSIP NUMBER
                                                                    606501104


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 20-F [ ]  Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR


         For Period Ended:          JANUARY 31, 2004
                          ----------------------------------------
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -------------------------

         Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Mitcham Industries, Inc.
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Full Name of Registrant



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Former Name if Applicable


8141 SH 75 South, P.O. Box 1175
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Address of Principal Executive Office (Street and Number)


Huntsville, Texas 77342
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As Mitcham Industries, Inc. (the "Company") previously announced, certain concerns have been raised by an employee about the sufficiency of the system of internal controls and procedures at the Company's Canadian subsidiary, Mitcham Canada, that may compromise the integrity of receivables recognized in the unpublished fourth quarter results of operations. The Company is working with the audit committee of its board of directors and an independent firm in an internal investigation of those concerns. The dedication of appropriate Company resources to assure a thorough investigation and the need to await the findings of the investigation to consider their impact have delayed the completion of the financial statements for the fiscal year ended January 31, 2004 and the Form 10-K. Once the investigation is completed, the Company will seek a final review of the Form 10-K by Hein + Associates LLP, the Company's independent auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Billy F. Mitcham, Jr.          (936)               291-2277
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             (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Mitcham Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2004                 By:   /s/ P. Blake Dupuis
                                        ----------------------------------------
                                           P. Blake Dupuis
                                           Chief Operating Officer
                                           Chief Financial Officer and Secretary


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